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MAR 02 2020

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CREATIVE INVESTOR SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
_____
(No. and Street)

Westport   CT   06880
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Calamunci   732-241-4686
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
_____
(Name – if individual, state last, first, middle name)

278 Route 34   Matawan   NJ   07747
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Calamunci _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATIVE INVESTOR SERVICES, INC. _____, as of December 31, _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CREATIVE INVESTOR SERVICES, INC.

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934**

DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

Creative Investor Services, Inc.
Financial Statements and
Supplementary Information
December 31, 2019

TABLE OF CONTENTS

Page

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Creative Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creative Investor Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creative Investor Services, Inc.'s management. Our responsibility is to express an opinion on Creative Investor Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creative Investor Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc. financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

1

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Creative Investor Services, Inc. auditor since 2018.
Matawan, NJ
February 27, 2020

2

Creative Investor Services, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS
Current assets:

Cash	$	9,767
Accounts receivable		207
Investment in marketable securities		6,421
Prepaid expenses		430
Total Assets	$	16,825

LIABILITIES AND SHAREHOLDR'S EQUITY

Current liabilities:

Accrued expenses	$	4,500
Total Current Liabilities		4,500

Shareholder's equity :

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid in capital:		24,214
Accumulated deficit:		(12,889)
Total Equity		12,325
Total Liabilities and Shareholder's Equity	$	16,825

See accountants' report and notes to financial statements.

Creative Investor Services, Inc.
Statement of Operations
For the Year Ended December 31, 2019

INCOME:		
Commission income	$	1,154
Realized gains		31
Unrealized gains		1,418
Total Income		2,603
EXPENSES:		
Professional and consulting fees		4,500
Other operating expense		55
Total Expenses		4,555
Net loss	$	(1,952)

Creative Investor Services, Inc.
Statement of Changes in Shareholder's Equity (Deficit)
For the Year Ended December 31, 2019

| | Common Stock-No Par Value | | Additional | Retained | |
	Shares	Amount	Paid-in-Capital	Deficits	Total
Balance, January 1, 2019	1,000	$ 1,000	$ 18,784	$ (10,937)	$ 8,847
Additional paid in capital			5,430		5,430
Net loss for year				(1,952)	(1,952)
Balance, December 31, 2019	1,000	$ 1,000	$ 24,214	$ (12,889)	$ 12,325

Creative Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(1,952)
Adjustments to reconcile net income to cash from operating activities:		
Unrealized gains		(1,418)
Accounts receivable		(207)
Prepaid expnses		(430)
Net cash used in operating activities		(4,007)
Cash flows from financing activities:		
Capital gains reinvested		(32)
Additional paid in capital		5,430
Net cash used in financing activities		5,398
Net Increase in cash		1,391
Cash at January 1, 2019		8,376
Cash at December 31, 2019	$	9,767
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest	$	-
Taxes	$	-

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2019

Note 1. Organization and Nature of Business

Creative Investor Services, Inc, (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), The Company is a limited business (mutual funds) broker dealer. Accordingly, the Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were presented in conformity with accounting principals generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the finacial statements and the amounts of revenues and expense during the reporting period. Actual results could differ from thes estimates.

Cash and Cash Equivalents

The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits of $250,000.

Credit Risk

The Company considers cash balances maintained with the bank, to be cash, and as such, are fully insured.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note 2.   <u>Summary of Significant Accounting Policies</u> (continued)

Income Taxes
The Company has elected "S" corporation status. Therefore, no provision for federal or state taxes are made by the Company, Shareholders of a "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal and state returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Note 3.   <u>Revenue From Contracts With Customers</u>

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate thetransaction price to the performane obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 3. Revenue From Contracts With Customers (continued)

Significant Judgements

Revenue from contracts with customers includes commission income and fees from mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time: how to allocate transation prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether contraints on variable consideration should be applied due to uncertain future events.

Commission Revenue and Execution And Clearing Costs

The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters into a buy aor sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to / from the customer.

Disaggregation of revenued, for the year ended Devember 31, 2019, can be found on the accompanying statement of operations.

Note 4. Fair Value Measurements of Securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

Description	Total	Fair Value Measurement at December 31, 2019		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at market value	$ 6,421	$ 6,421	$ -	$ -

Note 5. Net Capital Requirements

Creative Investor Services, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3(k)(l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, Creative Investor Services, Inc. had net capital of $9,937 which exceeded its requirement by $4,937. Aggregate indebtedness was $4,500. Creative Investor Services, Inc., net capital ratio was .45 to 1.

Note 6. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 27, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2019

Credit Factors

Shareholder's equity $ 12,325

Debit Factors

Non allowable receivables   (207)
Prepaid expnses   (430)
Haircuts on securities   (1,751)

   Net capital   9,937

   Less minimum net capital requirements

Greater of 6 2/3% of aggregate indebtedness or $5,000 $ 5,000   5,000
Remainder: Capital in excess of all requirements $ 4,937

Capital ratio (maximum allowance 1,500%)

(*) Aggregate indebtedness $ 4,500
Divided by: Net Capital $ 9,937 =   45 %
Ratio of aggregate indebtedness to net capital

(*) Aggregate indebtedness:
Accounts payable and accrued expenses $ 4,500
Less discretionary bonus   -
                                                                              $ 4,500

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019

Note: There are no material differences between the computations of net capital presented
above and the computation of net capital reported in the Company's unaudited Part IIA
Form X-17A-5 as of December 31, 2019.

Creative Investor Services, Inc.
Schedule II
Comptuation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 for 2019 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(1).

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Creative Investors Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Creative Investors Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investors Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) and (2) Creative Investors Services, Inc. stated that Creative Investors Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investors Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 27, 2020

13

Creative Investor Services, Inc.
Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company does not hold customer's cash or securities. The Company is a limited business (mutual funds) broker dealer. Accordingly, the Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule. The Company met the exemption during the entire calendar year ending December 31, 2019 without exception.

Dated: 2/27/20

Creative Investor Services, Inc.

Robert Calamunci CFO